

Mail Stop 3561

November 4, 2009

Mr. Patrick C. Shutt
Chief Executive Officer
Capital Growth Systems, Inc.
500 W. Madison Street
Suite 2060
Chicago, Illinois 60661

     RE: **Capital Growth Systems, Inc.**
                 Amendment No. 3 to Form 8-K filed August 19, 2009
                 File No. 0-30831

Dear Mr. Shutt:

      We have reviewed your response letter dated October 20, 2009 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Exhibit 99.3
Unaudited Pro Forma Condensed Consolidated Financial Information, page 1

1.   Pro forma adjustments related to the pro forma condensed statements of operations should include adjustments which give effect to events that are: (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. The pro forma financial information should illustrate only the isolated and objectively measureable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. As such, please revise to eliminate pro forma adjustments (L), (M), (N) and (P) or advise in detail why you believe such pro forma adjustments are appropriate. Disclosure of this forward looking and projected information may be disclosed in the footnotes provided the information is identified as supplemental information. In addition, please revise to clearly

explain the assumptions used in computing pro forma adjustments (e.g., the expected lives or amortization periods of identified intangible assets) in the notes to the pro forma financial information.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief